Exhibit 99.1

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The enclosed information constitutes regulated information as defined in the Belgian Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market.

Anheuser-Busch InBev to Reacquire Oriental Brewery,

Strengthening its Position in the Fast-Growing Asia Pacific Region

Returns OB to the AB InBev portfolio after almost five years

Anheuser-Busch InBev (“AB InBev”) (Euronext: ABI) (NYSE: BUD), KKR and Affinity Equity Partners (“Affinity”) today announced that an agreement has been entered into whereby AB InBev will reacquire Oriental Brewery (“OB”), the leading brewer in South Korea, from KKR and Affinity for 5.8 billion USD.

This agreement returns OB to the AB InBev portfolio after AB InBev sold the company in July 2009, following the combination of InBev and Anheuser-Busch in support of the company’s deleveraging target. AB InBev will reacquire OB earlier than July 2014, as it was originally entitled to under the 2009 transaction.

Since KKR and Affinity entered into partnership with OB in 2009, OB has grown to become the largest brewer in South Korea, driven by strong growth of the Cass brand. OB and AB InBev also remained long-term partners through OB’s exclusive license to distribute select AB InBev brands in South Korea such as Budweiser, Corona and Hoegaarden.

Carlos Brito, Chief Executive Officer of AB InBev, said, “We are excited to invest in South Korea and to be working with the Oriental Brewery team again. OB will strengthen our position in the fast-growing Asia Pacific region and will become a significant contributor to our Asia Pacific Zone. The management team at OB has done a tremendous job of growing the business over the last few years into the leader it is today in South Korea. We look forward to working with the OB team to continue to build AB InBev brands in South Korea, provide additional consumer choice and share best practices. In addition, we expect to be strong contributors to the Korean economy and community, fulfilling our global commitment to establish AB InBev as a leading corporate citizen in the markets in which we operate.”

“We are proud to have partnered with Oriental Brewery these past five years,” said Joseph Y. Bae, Managing Partner of KKR Asia and Kok Yew Tang, Chairman and Managing Partner of Affinity. “The success experienced since 2009 is a testament to all the employees of OB, and we are gratified to have invested in the company and supported the company’s growth as well as their environmental and citizenship initiatives.”

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South Korea is an attractive beer market with a strong domestic growth outlook and beer volumes that grew at an annual rate of approximately 2% between 2009 and 2012. During that same period, premium brands grew by approximately 10% per year. South Korea’s beer market is expected to grow by more than 13% in total during the 2012-2022 period.1

Since 2006, OB has experienced significant momentum, which was accelerated under the ownership of KKR and Affinity, and Cass has become the number one beer brand in South Korea supported by a healthy consumer brand preference. AB InBev expects to build on this momentum and will apply its marketing capabilities and brand building experience to further develop OB and AB InBev brands, including Cass, OB Golden Lager, Cafri, Budweiser, Corona and Hoegaarden.

OB will continue to be led by In-soo Chang, CEO, and will remain headquartered in South Korea under its current name. OB will become a part of AB InBev’s Asia Pacific Zone, led by Zone President Michel Doukeris.

The enterprise value for the transaction is 5.8 billion USD, and as a result of an agreement entered into with KKR and Affinity in 2009, AB InBev will receive approximately 320 million USD in cash at closing from this transaction, subject to closing adjustments according to the terms of the transaction. OB estimates its EBITDA in 2013 was approximately 529 billion KRW or approximately 500 million USD at current exchange rates.

The re-integration of OB into AB InBev’s global platform is expected to generate benefits from a variety of sources, including maximizing OB and AB InBev’s portfolios of leading beer brands to drive premium growth and realizing improved efficiencies from sharing best practices between OB and AB InBev. AB InBev’s global platform also offers opportunities to export OB brands more widely.

AB InBev will draw on existing liquidity to fund the acquisition. The optimal capital structure of the company remains a Net Debt to EBITDA ratio of approximately 2.0x, with previous guidance being the achievement of a ratio below this level during the course of this year. Although this transaction does not represent a material increase in leverage, AB InBev now expects to achieve a ratio below 2.0x after the end of 2014.

The transaction is subject to regulatory approval in South Korea as well as other customary closing conditions, and is expected to close in the first half of 2014.

Dutch and French versions of this release will be posted online during the day on 20 January 2014.

[1]	Source for all numbers related to recent and expected growth in South Korea: Plato Logic Limited’s International Beer Reports, November 2013

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Forward Looking Statement:

This release may contain certain forward-looking statements reflecting the current views of the party making such statement with respect to the proposed transaction described herein, as well as the current views of the management of AB InBev on, among other things, strategic objectives, business prospects, future financial condition, projected levels of debt, and the synergies it is able to achieve. These statements involve risks and uncertainties. The ability of the parties to consummate the transaction and of AB InBev to achieve these objectives and targets are dependent on many factors some of which may be outside of management’s control. In some cases, words such as “believe”, “intend”, “expect”, “plan”, “will”, “look forward” and similar expressions to identify forward-looking statements are used. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they reflect current expectations and assumptions as to future events and circumstances that may not prove accurate. The actual results could differ materially from those anticipated in the forward-looking statements for many reasons including with respect to AB InBev the risks described under Item 3.D of AB InBev’s annual report on Form 20-F filed with the US Securities and Exchange Commission on 25 March 2013, as well as risks associated with the proposed transaction, including uncertainty as whether AB InBev will be able to consummate the transaction on the terms described in this document or in the definitive agreements, the ability to obtain necessary governmental approvals, the ability to realize the anticipated benefits of transaction, including as a result of a delay in completing the transaction or difficulty in integrating the businesses of the companies involved, and the amount and timing of any costs savings and operating synergies. AB InBev, KKR and Affinity Equity cannot assure you that the proposed transaction or the future results, level of activity, performance or achievements of OB will meet the expectations reflected in any forward looking statement. Moreover, neither AB InBev, KKR, Affinity Equity nor any other person assumes responsibility for the accuracy or completeness of any forward-looking statements. Unless AB InBev, KKR or Affinity Equity is required by law to update these statements, AB InBev, KKR and Affinity Equity will not necessarily update any of these statements after the date hereof, either to confirm the actual results or to report a change in its expectations.

Disclaimer:

EBITDA, as used in this press release in respect to OB, has been estimated by OB management based on OB’s management accounts and is calculated by considering the company’s earnings before interest payments, tax, depreciation, and amortization in order to account for any final accounting of its income and expenses. EBITDA does not have a standard calculation method and the calculation method used by OB differs from the calculation method for normalized EBITDA utilized by AB InBev. In addition, EBITDA is not an accounting measure under IFRS accounting and should not be considered as an alternative to profit attributable to equity holders as a measure of operational performance, or an alternative to cash flow as a measure of liquidity.

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About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). It is the leading global brewer, one of the world’s top five consumer products companies and recognized as first in the beverage industry on FORTUNE Magazine’s “World’s Most Admired” companies list. Beer, the original social network, has been bringing people together for thousands of years and our portfolio of well over 200 beer brands continues to forge strong connections with consumers. We invest the majority of our brand-building resources on our Focus Brands - those with the greatest growth potential such as global brands Budweiser®, Corona®, Stella Artois® and Beck’s®, alongside Leffe®, Hoegaarden®, Bud Light®, Skol®, Brahma®, Antarctica®, Quilmes®, Michelob Ultra®, Harbin®, Sedrin®, Klinskoye®, Sibirskaya Korona®, Chernigivske®, Hasseröder® and Jupiler®. Anheuser-Busch InBev’s dedication to heritage and quality originates from the Den Hoorn brewery in Leuven, Belgium dating back to 1366 and the pioneering spirit of the Anheuser & Co brewery, with origins in St. Louis, USA since 1852. Geographically diversified with a balanced exposure to developed and developing markets, Anheuser-Busch InBev leverages the collective strengths of its approximately 150,000 employees based in 24 countries worldwide. In 2012, AB InBev realized 39.8 billion USD revenue. The company strives to be the Best Beer Company in a Better World. For more information, please visit: www.ab-inbev.com.

About KKR

Founded in 1976 and led by Henry Kravis and George Roberts, KKR is a leading global investment firm with $90.2 billion in assets under management as of September 30, 2013. KKR manages assets through a variety of investment funds and accounts covering multiple asset classes.

With offices around the world, including seven across the Asia Pacific region, KKR seeks to create value by bringing operational expertise to its portfolio companies and through active oversight and monitoring of its investments. KKR complements its investment expertise and strengthens interactions with fund investors through its client relationships and capital markets platform. KKR & Co L.P. is publicly traded on the New York Stock Exchange (NYSE:KKR), and “KKR,” as used in this release, includes its subsidiaries, their managed investment funds and accounts, and/or their affiliated investment vehicles, as appropriate. For additional information, please visit www.kkr.com.

About Affinity Equity Partners

Affinity Equity Partners is an independently owned private equity fund manager established in March 2004 following the spin-off of the UBS Capital Asia Pacific team, the private equity arm of UBS AG in the region. Affinity is an early pioneer in the development of the buyout market in Asia since 1998 and has completed 30 transactions, many of which are landmark investments in 9 countries across Asia Pacific. Affinity currently advises and manages approximately US$8 billion of funds and assets, making it one of the largest independent PE firms in the region. Affinity currently operates out of 6 offices in Asia: Hong Kong, Singapore, Seoul, Sydney, Beijing and Jakarta.

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Korean Media Contacts:

Soo Park Tel: +82 103 752 0415 E-mail: soopark@newscom.co.kr	Nuri Hwang Tel: +82 107 183 7566 E-mail: nuri.hwang@newscom.co.kr

Anheuser-Busch InBev Contacts:

Media	Investors

Marianne Amssoms Tel: +1-212-573-9281 E-mail: marianne.amssoms@ab-inbev.com	Graham Staley Tel: +1-212-573-4365 E-mail: graham.staley@ab-inbev.com

Karen Couck Tel: +32-16-27-69-65 E-mail: karen.couck@ab-inbev.com	Thelke Gerdes Tel: +32-16-27-68-88 E-mail: thelke.gerdes@ab-inbev.com

Laura Vallis Tel: +1-212-573-9283 E-mail: laura.vallis@ab-inbev.com	Christina Caspersen Tel: +1-212-573-4376 E-mail: christina.caspersen@ab-inbev.com

Steve Lipin / Stan Neve, Brunswick Group Tel: +1-646-361-0719

KKR Contacts:

Steven Okun – Asia Pacific Tel: +65 6922 5800 E-mail: Steven.Okun@kkr.com	Kristi Huller – Americas Tel: +1-212-750-8300 E-mail: Kristi.Huller@kkr.com

Anita Davis – Asia Pacific Tel: +852 3602 7335 E-mail: Anita.Davis@kkr.com

Affinity Equity Partners Contacts:

Soo Park Tel: +82 103 752 0415 E-mail: soopark@newscom.co.kr	Nuri Hwang Tel: +82 107 183 7566 E-mail: nuri.hwang@newscom.co.kr